UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71355 / January 21, 2014

Admin. Proc. File No. 3-15416

In the Matter of

PROTECTUS MEDICAL DEVICES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Protectus Medical Devices, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Protectus Medical Devices, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Protectus Medical Devices, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

---

[1] 17 C.F.R. ' 201.360(d).

[2] *Protectus Med. Devices, Inc.,* Initial Decision Rel. No. 536 (Dec. 2, 2013), 107 SEC Docket 13, 2013 WL 6228577. The stock symbol and Central Index Key number are PTMD and 1422128 for Protectus Medical Devices, Inc.

INITIAL DECISION RELEASE NO. 536
ADMINISTRATIVE PROCEEDING
File No. 3-15416

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

iVOICE, INC.,
PROTECTUS MEDICAL DEVICES, INC., and
ST. LAWRENCE ENERGY CORP.

INITIAL DECISION AS TO PROTECTUS MEDICAL DEVICES, INC.
December 2, 2013

APPEARANCES: Alfred A. Day and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

John S. Salstrom, Chief Executive Officer of Protectus Medical Devices, Inc., for Protectus Medical Devices, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

I. SUMMARY

This Initial Decision revokes the registration of the registered securities of Protectus Medical Devices, Inc. (Protectus).[1] The revocation is based on Protectus's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). Protectus was delinquent in its periodic filings for approximately three years and did not file past-due periodic reports even after this proceeding was instituted.

II. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), under Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on August 14, 2013. On August 23, 2013, Protectus filed its Answer to the OIP. In it, John S. Salstrom (Salstrom),

---

[1] This proceeding has ended as to the remaining Respondents. See iVoice, Inc., Securities Exchange Act of 1934 Release No. 70387, 2013 WL 4883130 (Sept. 13, 2013).

Protectus's CEO: acknowledged that Protectus has not filed its periodic reports since the period ended September 30, 2010; represented that Protectus completed a restructuring of the company and its debt, following Protectus's correspondence with the Commission's Division of Corporation Finance (Corporation Finance) in 2012 about Protectus's reporting delinquencies; stated that Protectus has prepared an offering to raise "capital for the primary purpose of supporting the accounting, audit and filing fees required to prepare and submit the missed reports to the Commission"; and requested a "six-month reprieve . . . to allow [Protectus] to complete [its] current offering and file the missed reports, as planned."

A prehearing conference was held on September 10, 2013, at which the Division of Enforcement (Division) and Protectus were granted leave to file motions for summary disposition. On November 4, 2013, the Division filed: a Motion for Summary Disposition and Brief in Support (Motion); the Declaration of Neil J. Welch, Jr. in Support of Motion, to which were attached eleven exhibits (Welch Exhibits); and the Declaration of Olessia Kritskaia with documents attached thereto.[2] Protectus did not file an opposition to the Motion, and the Division did not file a reply.

B. Summary Disposition Standard

There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition under Rule 250 of the Commission's Rules of Practice. See 17 C.F.R. § 201.250. The facts in Protectus's Answer have been taken as true, except as modified by stipulations or admissions made by Protectus, by uncontested declarations, or by facts officially noticed pursuant to Rule 323 of the Commission's Rules of Practice. See 17 C.F.R. §§ 201.250(a), .323. The parties' filings and all documents and exhibits of record have been fully reviewed and carefully considered. Preponderance of the evidence has been applied as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 101-04 (1981). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

C. Allegations and Arguments of the Parties

The OIP alleges that Protectus's securities are registered with the Commission under Section 12(g) of the Exchange Act and that Protectus has not filed any required periodic reports since filing a Form 10-Q for the period ended September 30, 2010. OIP at 2. The Division requests that the registration of Protectus's securities be revoked, noting Protectus's period of delinquency and that Protectus has made no progress in catching up on its delinquent filings, since it corresponded with Corporation Finance regarding its delinquency in February 2012, and since the OIP was filed in August 2013. Mot. at 2-3, 6-14; see also Welch Ex. 4. The Division further alleges Protectus has violated a number of reporting requirements beyond those alleged in

---

[2] This Motion was filed one business day after the November 1 deadline for any motions for summary disposition. The Motion was negligibly late, with no apparent prejudice to Protectus, and I will consider it as if timely filed. See 17 C.F.R. § 201.111 (hearing officer has authority to do all things necessary and appropriate to discharge his duties); iVoice, Inc., Admin. Proc. Rulings Release No. 858 (Sept. 10, 2013) (setting briefing deadlines).

the OIP, and argues that these additional violations demonstrate Protectus's culpability.[3] Mot. at 9-12.

III. FINDINGS OF FACT

Protectus, Central Index Key No. 1422128, is a forfeited Delaware corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission under Exchange Act Section 12(g). Welch Exs. 1-2, 11. Protectus is engaged in developing and marketing a safety hypodermic syringe aimed at reducing accidental needlestick injuries of healthcare workers. Welch Ex. 9. As of August 6, 2013, the company's stock (symbol "PTMD") was quoted on the over-the-counter markets and had five market makers. OIP at 2; Welch Ex. 5. As of November 4, 2013, Protectus's stock continued to be traded on the over-the-counter markets. Welch Ex. 7. The Commission's public official records in EDGAR reflect that, at the time this proceeding was initiated, Protectus was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, on November 22, 2010. Welch Ex. 8; see also Answer.

On December 15, 2011, Corporation Finance sent a delinquency letter to Protectus by certified mail; this letter stated that Protectus appeared to be delinquent in its periodic filings and warned Protectus that it may be subject to an administrative proceeding to revoke the registration of its securities without further notice if it did not file all required reports within fifteen days of the date of the letter. Welch Ex. 3. A U.S. Postal Service Domestic Return Receipt reflects that Salstrom received the letter on January 11, 2012. Id. On February 2, 2012, Salstrom responded to Corporation Finance's letter, and iterated Protectus's intention to both engage an auditor and catch up on delinquent filings. Answer; Welch Ex. 4. On August 14 2013, the Commission issued a ten-day trading suspension for Protectus's stock under Exchange Act Section 12(k), because of Protectus's reporting delinquency. Welch Ex. 6. Between February 2, 2012, and the date the OIP was instituted, Protectus did not file any periodic reports. Answer; Welch Ex. 8.

Protectus's most recent annual report and last quarterly report contain statements from its auditors that there is "substantial doubt about the Company's ability to continue as a going concern," and its most recent annual report states that "[m]anagement is trying to raise additional capital through sales of common stock, as well as seeking financing from third parties." Protectus represented in February 2012 it would be making efforts to improve its financial position specifically so that it could prepare and submit delinquent reports with the Commission. Answer; Welch Ex. 4. As of August 23, 2013, Protectus had not yet raised the capital necessary for Protectus to become current in its reporting. See Answer.

IV. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission.[4] "Compliance with those

---

[3] The Division filed the Kritskaia Declaration to support these new allegations. See Mot. at 11; Kristkaia Decl.

requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978).

There is no genuine issue of material fact that Protectus failed to timely file its required periodic reports for any period after the quarter ended September 30, 2010, and has remained delinquent ever since. Accordingly, Protectus violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

V.   SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds . . . that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438 (internal quotation omitted). In proceedings under Exchange Act Section 12(j), against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Id. at 438-39. The Commission "consider[s], among other things, [1] the seriousness of the issuer's violations, [2] the isolated or recurrent nature of the violations, [3] the degree of culpability involved, [4] the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and [5] the credibility of its assurances, if any, against further violations." Id. at 439.

Protectus's violations are serious. Failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

Protectus's violations are recurrent. It has repeatedly failed to file periodic reports for approximately three years, and has not returned to compliance, despite a letter from Corporation Finance and the initiation of this proceeding. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven

---

[4] Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13.

required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

Protectus is clearly culpable. The record shows that Protectus knew of its reporting obligations, but never complied with them.[5] See, e.g., Answer.

While Protectus expressed a desire to remediate, and appears to have taken initial steps toward remedying its past violations, it has not in fact filed any of its past due reports. See, e.g., Welch Exs. 4, 8. If Protectus had by now filed some or all past due periodic reports, such filings might be a mitigating factor. See Medis Tech. Ltd., Initial Decision Release No. 488 (May 22, 2013), 106 SEC Docket 68424, 68428; Ablest Inc., Initial Decision Release No. 453 (Feb. 15, 2012), 103 SEC Docket 51362, 51366. However, a mere aspiration to improve its record does not meaningfully mitigate Protectus's misconduct. See Comverse Tech., Inc., Initial Decision Release No. 400 (July 22, 2010), 98 SEC Docket 30532, 30542.

Protectus has not provided any assurances that it will not be a repeat offender. See Answer. To the contrary, both Protectus's failure to remedy its past violations and evidence that it is in a precarious financial position suggest that it is unlikely to avoid future violations.

In its defense, Protectus argues that revocation of its securities registration would harm the company and its shareholders, customers, and creditors. Answer. While revocation might affect Protectus's financial position, the securities laws are designed principally to protect company investors, not the financial positions of the underlying business entities. See Ernst & Ernst v. Hochfelder, 425 U.S. 185, 195 (1976) (discussing principal purpose of Exchange Act and citing congressional record). Further, the Commission has made clear that "any harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities registration should be revoked." Nature's Sunshine Prods., Inc., 95 SEC Docket at 13500-01. There can be no doubt that both existing and prospective shareholders are harmed by the continuing lack of current and reliable financial information on Protectus. See id. at 13501; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225, 1230. Similarly, periodic reporting with the Commission benefits creditors who are considering transactions with the reporting companies not involving the purchase and sale of statutory securities, and thus Protectus's continuing lack of current and reliable financial information hurts creditors. See SEC v. Beisinger Indus. Corp., 421 F. Supp. 691, 694 (D. Mass. 1976), aff'd, 552 F.2d 15 (1st Cir. 1977).

---

[5] The Division also alleges, to help establish culpability, violations of Exchange Act Sections 13(d) and 16(a) and rules thereunder. Mot. at 9-12. Such allegations are not found in the OIP. Assuming that Protectus had no duty to take action under Sections 13(d) and 16(a), resolving these allegations does not help either party. Conversely, assuming that Protectus had such a duty, its EDGAR entries reveal that it did not comply with Sections 13(d) or 16(a), and resolving these allegations can only help the Division. Because the proceeding has been decided entirely in the Division's favor, resolving these allegations is not necessary.

Protectus also invokes *res judicata*, without providing any basis for such a defense, and argues that it has not failed to heed delinquency letters. Answer. *Res judicata* does not apply here, as there was no prior adjudication involving Protectus and these facts. Protectus in fact failed to heed Corporation Finance's delinquency letter, dated December 13, 2011, as it never filed all required reports within fifteen days of the date of the letter. See Welch Ex. 3.

Based on the law and facts set forth above, I conclude that revocation of the registration of Protectus's registered securities will serve the public interest and the protection of investors under Exchange Act Section 12(j).

VI. **ORDER**

It is hereby ORDERED that the Division's Motion is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Protectus Medical Devices, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Cameron Elliot
Administrative Law Judge

.